Exhibit 8.1

Vipshop Holdings Limited

List of Significant Consolidated Entities

Name	Jurisdiction of Incorporation

Significant Subsidiaries:
Vipshop International Holdings Limited	Hong Kong
Vipshop (China) Co., Ltd.	PRC
Vipshop (Zhaoqing) E-Commerce Co., Ltd.	PRC
Vipshop (Jianyang) E-Commerce Co., Ltd.	PRC
Vipshop (Kunshan) E-Commerce Co., Ltd.	PRC
Vipshop (Tianjin) E-Commerce Co., Ltd.	PRC
Guangzhou Pinwei Software Co., Ltd.	PRC
Vipshop (Zhuhai) E-Commerce Co., Ltd.	PRC
Vipshop (Hubei) E-Commerce Co., Ltd.	PRC
Chongqing Vipshop E-Commerce Co., Ltd.	PRC
Shanghai Pinzhong Commercial Factoring Co., Ltd.	PRC

Significant Consolidated Affiliated Entities:
Guangzhou Vipshop E-Commerce Technology Co., Ltd.	PRC

* Other consolidated affiliated entities of Vipshop Holdings Limited have been omitted from this list since, considered in the aggregate as a single entity, they would not constitute a significant subsidiary as of December 31, 2018.